Execution Copy

COAL TENURE OPTION AGREEMENT

BETWEEN

ALAN A. JOHNSON

AND

COALHUNTER MINING CORPORATION

Execution Copy

Execution Copy

COAL TENURE OPTION AGREEMENT

THIS AGREEMENT is dated for reference as of the 18th day of May, 2010 (“Effective Date”)

BETWEEN:

ALAN A. JOHNSON, a Professional Geologist and businessperson with an address at 538 Hawkside Mews N.W. Calgary, Alberta T3G 3R9; and

(hereinafter the “Optionor”)

OF THE FIRST PART

AND:

COALHUNTER MINING CORPORATION, a company duly incorporated pursuant to the laws of British Columbia and having its registered and records office situated at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7;

(hereinafter the “Optionee” or the “Company”)

OF THE SECOND PART

WHEREAS:

Article I.          The Optionor has submitted Coal Tenure Applications (as hereinafter defined) to the British Columbia Ministry of Energy, Mines and Petroleum Resources (the “Ministry”) to obtain certain Coal Licenses (collectively, the “Coal License Tenures”) in respect of the Carbon Creek Property (as hereinafter defined);

Article II.         The Optionor is engaged in a dispute with P. Burns Resources, Limited (“Burns Resources”) regarding the Coal Tenure Applications (the “Burns Dispute”);

Article III.        The Ministry is not expected to grant the Coal License Tenures to the Optionor until the Burns Dispute has been resolved;

Article IV.        The Optionor and Optionee are parties to a letter of intent dated March 15, 2010 pursuant to which the Optionor agreed to grant to the Optionee an exclusive option to acquire a 100% undivided interest in and to the Coal License Tenures for the consideration of certain monetary payments, stock and warrant issuances, all as further provided and detailed herein; and

Article V.          The parties agree that the Optionor will attempt to resolve the Burns Dispute and that upon such resolution, any Coal License Tenures issued to the Optionor or to Burns Resources as part of such settlement, which Coal License Tenures are to be transferred to the Company, will form part of the Coal License Tenures referenced in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by both Parties, including the mutual premises, obligations and rights as further described in this Agreement, the Parties agree as follows:

PART 1

DEFINITIONS

1.1          In this Agreement, except as otherwise expressly provided or as the context otherwise requires:

(a) “Acquisition Deadline” has the meaning ascribed thereto in Section 4.1(c) hereof;

(b) “Agreement” or “Option Agreement” means this coal tenure option agreement as the same may be amended, supplemented, or restated by the Parties hereto from time to time;

(c) “Assignee” has the meaning ascribed thereto in Part 5 hereof;

(d) “Board” or “Board of Directors” means the board of directors of the Company;

(e) “Burns Agreement” has the meaning ascribed thereto in Section 4.1(b)(A) hereto;

(f) “Burns Dispute” means the dispute between the Optionor and Burns Resources pertaining to the Coal Tenure Applications;

(g) “Burns Resources” means P. Burns Resources, Limited;

(h) “Business Day” means a day on which Canadian chartered banks are open for the transaction of regular business in the City of Vancouver, British Columbia;

(i) “Carbon Creek Property” means the lands identified in Schedule B which are located within a 25 kilometre radius of the southeast corner of District Lot 328 in the Peace River Land District of British Columbia, Canada, as more particularly described in Schedule A hereto, and all coal leases resulting from the Coal Tenure Applications and other mining rights and interests derived from any such coal license applications including the Property Rights, and a reference herein to a coal license comprised in the Carbon Creek Property includes any coal leases or other interests into which such coal licence may have been converted;

(j) “Cash Deposit” means the payment of $75,000 paid by the Optionee to the Optionor upon execution of this Agreement pursuant to subsection 4.1(a) hereto;

(k) “Coal License Tenures” means the Coal License Tenures to be issued to the Optionor by the Ministry pursuant to certain Coal Tenure Applications filed by the Optionor and set out as Schedule A hereto;

(l) “Coal Tenure Applications” means, in respect of the Carbon Creek Property: (i) the coal tenure applications submitted by the Optionor in 1998 and 2004 described in Schedule A; and (ii) pursuant to the Burns Dispute, the abundance of caution application submitted by the Optionor in 2006;

(m) “Common Shares” means the shares of the common stock of the Company as constituted on the date hereof;

(n) “Exercise Date” means the date that the Optionee completes the exercise of the Option in accordance with Part 4 hereto;

(o) “Effective Date” means the date first above written;

(p) “Expiry Date” means the date that is four months after the Issue Date, and if the Acquisition Deadline is extended in accordance with Section 4.10 hereto, means a maximum of three additional months subsequent to the Expiry Date;

(q) “First Option Payment” means the payment of $275,000 by the Optionee to the Optionor in accordance with Section 4.1(b) hereto;

(r) “Going Public Transaction” means the IPO financing, reverse takeover transaction, or merger transaction undertaken by the Company contemplated by Section 4.2 hereto;

(s) “Issue Date” means the date the Coal License Tenures are issued whether to the Optionor or Burns Resources by the Ministry;

(t) “Legal Fees” has the meaning ascribed thereto in Section 6.1 hereto;

(u) “Legal Proceedings” has the meaning ascribed thereto in Section 6.1 hereto;

(v) “Ministry” means the British Columbia Ministry of Energy, Mines and Petroleum Resources;

(w) “Option” means the exclusive right herein granted by the Optionor to the Optionee in consideration for the payment and undertakings provided for in this Agreement to permit the Optionee to acquire a 100% undivided right, title and interest in the Coal License Tenures, as provided for herein;

(x) “Option Period” means the period from the Effective Date to and including the earliest of

(A) the Exercise Date,

(B) the Expiry Date, and

(C) the termination of this Agreement;

(y) “Optionee” means the Company, the Party of the second part hereto;

(z) “Optionor” means Alan A. Johnson, the Party of the first part hereto;

(aa) “Optionor’s Purchase Option” means the right granted to the Optionor by the Optionee to acquire one million Common Shares in accordance with Section 4.2 hereto;

(bb) “Party” in the singular means either of the Optionor or the Optionee, and in the plural means both of the Optionor and the Optionee;

(cc) “Property Rights” means all licenses, permits, easements, rights-of-way, surface or water rights and other rights or approvals within the Carbon Creek Property necessary or desirable for the development of the Carbon Creek Property, or for the purpose of placing the Carbon Creek Property into production or continuing production therefrom, obtained by the Optionor either before or after the date of this Agreement;

(dd) “Purchase Option Expiration Date” means the date that is 30 days before the date that the Optionee commences a Going Public Transaction;

(ee) “Renewed Acquisition Deadline” has the meaning ascribed thereto in Section 4.9 hereto;

(ff) “Schedule” means the following documents attached hereto:

(A) Schedule A -- List of Coal Tenure Applications;

(B) Schedule B — Maps Showing Location of the Coal License Tenures; and

(C) Schedule C — Stock Option Plan of the Company dated July 17, 2008;

(gg) “Second Option Payment” means the payment of $5,000,000 by the Optionee to the Optionor in accordance with Section 4.1(c) hereto;

(hh) “Stock Exchange” or the “Exchange” means the TSX Venture Exchange;

(ii) “Stock Option Plan” means the stock option plan of the Company dated July 17, 2008 and attached hereto as Schedule C; and

(jj) “Warrants” means the warrants to be issued by the Optionee to the Optionor in accordance with Section 4.10 hereto.

PART 2

REPRESENTATIONS, WARRANTIES AND COVENANTS OF OPTIONOR

2.1          The Optionor covenants, represents and warrants to the Optionee that:

(a) the Optionor is legally entitled to acquire, hold, and option coal tenures in British Columbia, and is legally entitled to hold the Coal License Tenures, and will remain so entitled until such time as (i) all interests of the Optionor in the Property earned by the Optionee have been duly transferred to the Optionee as contemplated hereby or (ii) this Option has terminated, whichever is earlier;

(b) the Optionor has no obligation to obtain any authorization, consent or approval from any third party in order to enter into this Agreement and to perform its obligations and covenants hereunder, subject to the Burns Dispute;

(c) upon the issuance of the Coal License Tenures by the Ministry to the Optionor, or to Burns Resources pursuant to a settlement of the Burns Dispute, and at the time of the legal transfer of the Coal License Tenures to the Optionee in accordance with Part 4 hereto, the Optionor will be the registered and beneficial owner of all of the Coal License Tenures, free and clear of all liens, charges and claims of others, and no taxes, royalties or lease payments or like amounts are, or at the date of transferring the Coal License Tenures to the Optionee pursuant to the terms of this Agreement, will be, due in respect of any of the Coal License Tenures except that work requirements may be outstanding with at least 5 months remaining to perform said requirements;

(d) to the best of the knowledge and belief of the Optionor, the Coal License Tenures, upon issuance to the Optionor (the “Issue Date”), and until the date that the Optionee exercises the Option (the “Exercise Date”) and the Coal License Tenures are transferred to the Optionee pursuant to the terms of this Agreement, will have been duly and validly issued and recorded pursuant to the Coal Act of British Columbia, and will be in good standing with the Ministry;

(e) there are no outstanding agreements or options to acquire, purchase, transfer, lease, or use all or part of the Coal License Tenures, and no person other than the Crown has any royalty or other interest whatsoever in production from any of the Coal Licence Tenures comprising the Carbon Creek Property;

(f) the Optionor will use all reasonable commercial efforts to reach full and final settlement of the Burns Dispute by dismissing all claims and counterclaims with prejudice, providing that Burns Resources agrees to do the same, and, subject to the terms of this Agreement, shall assume sole responsibility and all costs for settling the Burns Dispute subject to the Burns Dispute; and

(g) the Optionor has not entered into any agreement or option, contingent or absolute, with any party other than the Optionee for the purchase, transfer, lease or use of all or part of the Coal License Tenures;

(h) on the Exercise Date, the Optionor will transfer to the Optionee, good, valid, and marketable title in and to the Coal License Tenures which have been issued to him free and clear of all encumbrances; and

(i) the Optionor shall assume sole responsibility and liability for:

(A) any obligations outstanding up to the Issue Date with respect to the Coal Tenure Applications; and

(B) any obligations outstanding up to the date of the Exercise Date with respect to the Coal License Tenures.

2.2          The Optionor acknowledges and confirms that the Optionee is relying on all of the foregoing representations and warranties of the Optionor in the entering into this Agreement, and further acknowledges and confirms that these representations and warranties are true as of the effective date of this Agreement and as of the Exercise Date, as if these representations and warranties were made at such times.

2.3          The representations and warranties contained in Section 2.1 are provided for the exclusive benefit of the Optionee, and a breach of any one or more thereof may be waived by the Optionee in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty; and the representations and warranties contained in Section 2.1 will survive the execution hereof and continue throughout the Option Period and for twelve months thereafter.

PART 3

REPRESENTATIONS AND WARRANTIES OF OPTIONEE

3.1          The Optionee covenants, represents and warrants to the Optionor that:

(a) it has the right to acquire and hold coal tenures in British Columbia and will obtain such rights as are necessary to keep the Coal License Tenures, once transferred to the Optionee in accordance with the terms of this Agreement, in good standing;

(b) neither the execution and delivery of this Agreement by the Optionee nor the performance by the Optionee of its obligations hereunder conflicts with the Optionee’s constating documents or any agreement to which it is bound;

(c) the execution, delivery and performance by the Optionee of this Agreement and any other agreement or instrument to be executed and delivered by it hereunder and the consummation by it of all the transactions contemplated hereby and thereby have been duly authorised by all necessary corporate action on the part of the Optionee; and

(d) each of this Agreement and any other agreement or instrument to be executed and delivered by the Optionee hereunder constitutes a legal, valid and binding obligation of the Optionee enforceable against it in accordance with its terms.

3.2          The Optionee acknowledges and confirms that the Optionor is relying on all of the foregoing representations and warranties of the Optionee in the entering into this Agreement, and further acknowledges and confirms that these representations and warranties are true as of the effective date of this Agreement and as of the Exercise Date, as if these representations and warranties were made at such times.

3.2          The representations and warranties contained in Section 3.1 are provided for the exclusive benefit of the Optionor and a breach of any one or more thereof may be waived by the Optionor in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty; and the representations and warranties contained in Section 3.1 will survive the execution hereof and continue throughout the Option Period and for twelve months thereafter.

PART 4

GRANT AND EXERCISE OF OPTION

4.1          100% Option. The Optionor hereby grants to the Optionee the sole and exclusive right and option, subject to the terms of this Agreement, to earn a 100% undivided interest in the Coal License Tenures and the Property Rights free and clear of all charges and encumbrances by making the following payments to the Optionor:

(a) paying to the Optionor a non-refundable cash deposit of $75,000 upon the execution of this Agreement (the “Cash Deposit”);

(b) paying to the Optionor a non-refundable cash payment of $275,000, which payment shall include the $200,000 payment for Legal Fees pursuant to Section 6.1 (the “First Option Payment”), within seven Business Days of the earlier of:

(A) if the Optionee executes a binding agreement (the “Burns Agreement”) with Burns Resources in full settlement of the Burns Dispute, the effective date of the Burns Agreement;

(B) the Issue Date; and

(C) June 30, 2010; and

(c) after the Issue Date, paying to the Optionor $5,000,000 (the “Second Option Payment”) within four months of the Issue Date (the “Acquisition Deadline”) for those Coal License Tenures issued to the Optionor.

4.2          Optionor’s Purchase Option. Subsequent to the payment of the First Option Payment by the Optionee in accordance with Section 4.1(b) hereto, the Optionee will give the Optionor the right to acquire 1,000,000 (one million) shares in the capital of the Company (the “Optionor’s Purchase Option”) at an exercise price of $0.15 per Common Share. The Optionor’s Purchase Option will expire (the “Purchase Option Expiration Date”) on the date that is 30 days before the earlier of:

(a) the date that the Company commences the sale of shares in relation to an initial public offering (“IPO”), which is expected to occur on or about September 15, 2010; and

(b) the date that the Company commences a reverse takeover or merger transaction (collectively with the IPO, the “Going Public Transaction”).

4.3          Notice of Purchase Option Expiration Date. The Optionee shall deliver notice of the Purchase Option Expiration Date to the Optionor at least 45 days prior to the Purchase Option Expiration Date.

4.4          Transfer of Interest. If and when the Optionee exercises the Option pursuant to this Part 4, and subject to the resolution of the Burns Dispute, the Optionor will transfer a 100% undivided right, title and interest to the Coal License Tenures to the Optionee free and clear of all charges, encumbrances and claims.

4.5          Delivery of Documents. Concurrent with the transfer of the Coal License Tenures to the Optionee, the Optionor shall deliver or cause to be delivered to the Optionee such transfer documents as are necessary to give effect to the legal transfer of title of the Coal License Tenures to the Optionee;

4.6          Share Issuance. On the Exercise Date, concurrent with the payment of the Second Option Payment, the Optionee shall issue 500,000 Common Shares to the Optionor.

4.7          Acceleration of Payment. After the Issue Date, the Optionee may in its sole discretion at any time accelerate the payment of any consideration hereunder to exercise the Option and thereby earlier acquire its interest in the Coal License Tenures.

4.8          Termination. Subject to the extension of the Acquisition Deadline by the Optionee in accordance with Section 4.9, if the Optionee does not exercise the Option pursuant to this Part 4 by the Acquisition Deadline, this Agreement and the Parties’ obligations hereunder shall terminate.

4.9          Extension of Acquisition Deadline. Notwithstanding the Acquisition Deadline prescribed by Section 4.1(c), the Optionee may extend the Acquisition Deadline by providing written notice to the Optionor prior to the Acquisition Deadline and paying to the Optionor $20,000 (the “Extension Fee”) for each month that the Acquisition Period is extended (the “Renewed Acquisition Deadline”), which Extension Fee shall be paid by the Optionor to the Optionee on the first day of the fifth calendar month following the Issue Date, and on the first day of each subsequent calendar month thereafter for a maximum of three months subsequent to the Acquisition Deadline. If the Optionee does not exercise the Option by the Acquisition Deadline or by the Renewed Acquisition Deadline, this Agreement and the Parties’ obligations hereunder shall terminate.

4.10        Board Invitation and Warrant Issuance. Subsequent to the exercise of the Option by the Optionee, the Optionee shall offer the Optionor a position on the Board of Directors of the Company (the “Board Invitation”). If the Optionor accepts the Board Invitation, upon the Optionor’s appointment to the Board of Directors, the Optionee will issue to the Optionor 200,000 warrants (the “Warrants”) to acquire 200,000 Common Shares at an exercise price of $0.05, which Warrants may be exercised until July 3, 2010.

4.11        Warrants Issued. Warrants issued to the Optionor pursuant to Section 4.7 hereto shall not be issued pursuant to the Company’s Stock Option Plan and may be subject to trading restrictions imposed by the Stock Exchange and under applicable securities laws. For the duration of the Optionor’s position on the Board, the Company shall issue options to the Optionor, as a director of the Company in accordance with the Stock Option Plan as governed by the rules and policies of the Exchange, and in accordance with company policies generally applicable to all directors.

PART 5

ASSIGNMENT OF OPTION

5.1          Assignment. During the Option Period, the Optionee may assign all or part of its obligations under this Option Agreement to a third party (the “Assignee”) subject to the prior written consent of the Optionor, such consent not to be unreasonably withheld, provided that the Assignee agrees to execute an acknowledgement to be bound by the terms hereof insofar as the Optionor’s rights hereunder are concerned. In such event, the Optionor’s Purchase Option and Warrants to be issued to the Optionor will be converted into the Optionor’s Purchase Option and Warrants of the Assignee without reduction.

5.2          Execution of Further Instruments. The Parties hereto will execute such further instruments as reasonably deemed necessary or advisable by the Optionee in order to effect any assignment hereunder. With respect to any assignment under this Part 5, the assignment will be absolute and the Optionee will assume full responsibility for, and the Optionor will have no further obligations under, this Agreement.

PART 6

RESOLUTION OF BURNS DISPUTE

6.1          If the Optionor is unable to reach a settlement of the Burns Dispute by May 15, 2010 and the Optionor commences legal proceedings (the “Legal Proceedings”) against Burns Resources before June 30, 2010, the Optionee shall, at the Optionor’s discretion, pay up to $200,000 (the “Legal Fees”) to the Optionor, and the Optionor will in his sole discretion, use the Legal Fees solely for the payment of any legal costs incurred by the Optionor in conjunction with the Legal Proceedings. If, upon conclusion of the Legal Proceedings, any portion of the $200,000 remains unspent, the outstanding amount will be the sole property of the Optionor.

6.2          Any portion of the Legal Fees paid to the Optionor by the Optionee pursuant to Section 6.1 shall be deducted from the First Option Payment to be paid by the Optionee to the Optionor pursuant to subsection 4.1(b) hereto.

6.3          If the Optionor commences Legal Proceedings against Burns Resources after June 30, 2010 and the Cash Deposit and First Option Payment have been paid to the Optionor in accordance with subsections 4.1(a) and 4.1(b), then the Optionee will not be required to advance the Legal Fees pursuant to Section 6.1.

PART 7

CONDITIONS PRECEDENT

7.1          Conditions for the Benefit of the Optionor. The obligation of the Optionor to complete the sale and transfer of the Coal License Tenures as contemplated in this Agreement is subject to the fulfilment of each of the following conditions:

(a) the representations and warranties of the Optionee set forth in Section 3.1 are true and accurate in all material respects with the same effect as if made at the Option Exercise Date;

(b) all of the terms, covenants and conditions of this Agreement to be complied with or performed by the Optionee on or before the Closing have been complied with or performed in all material respects; and

(c) the Optionor has received from the Optionee the Cash Deposit referred to in Section 4.1(a) and 4.1(b) .

7.2          The conditions set forth in Section 7.1 are for the exclusive benefit of the Optionor and may be waived in whole or in part by the Optionor at any time.

7.3          Conditions for the Benefit of the Optionee. The obligation of the Optionee to complete the exercise of the Option as contemplated in this Agreement is subject to the fulfillment of each of the following conditions:

(a) the representations and warranties of the Optionor set forth in Section 2.1 are true and accurate in all material respects with the same effect as if made at the Closing; and

(b) all of the terms, covenants and conditions of this Agreement to be complied with or performed by the Optionor on or before the Closing have been complied with or performed in all material respects.

7.4          The conditions set forth in Section 7.3 are for the exclusive benefit of the Optionee and may be waived in whole or in part by the Optionee at any time.

PART 8

OBLIGATIONS OF OPTIONOR DURING OPTION PERIOD

8.1          During the Option Period, the Optionor will maintain in good standing the Coal License Tenures by the payment of fees, taxes and rentals and the performance of all other actions which may be necessary in that regard and in order to keep the Coal Licence Tenures related thereto free and clear of all liens and other charges.

PART 9

DEFAULT AND TERMINATION

9.1          If at any time during the Option Period either Party fails to perform any obligation hereunder or any representation or warranty given by it proves to be untrue, then the other Party may terminate this Agreement (without prejudice to any other rights it may have) providing:

(a) it first gives to the Party allegedly in default a notice of default containing particulars of the obligation which has not performed, or the warranty breached;

(b) the other Party does not dispute the default, then if it is reasonably possible to cure the default without irreparable harm to the non-defaulting Party, the defaulting Party does not, within 30 days after delivery of such notice of default, cure such default by appropriate payment or commence to correct such default and diligently prosecute the matter until it is corrected; and

(c) if the defaulting Party fails to comply with the provisions of this Section 9.1 the other Party may thereafter terminate this Agreement.

9.2          The Optionee may at any time terminate this Option by giving notice of termination to the Optionor and shall thereupon be relieved of any further obligations in connection herewith but shall remain liable for obligations which have accrued to the date of notice and shall comply with applicable laws and regulations regarding reclamation for activities carried out on the Coal License Tenures by the Optionee.

PART 10

NOTICES

10.1          Each notice, demand or other communication required or permitted to be given under this Agreement will be in writing and will be sent by personal delivery or prepaid registered mail to the addresses of the Parties written on the first page hereof.

10.2          The date of receipt of such notice, demand or other communication will be the date of delivery or fax thereof if delivered or faxed during business hours, or, if given by registered mail as aforesaid, will be deemed conclusively to be the third day after the same will have been so mailed except in the case of interruption of postal services for any reason whatever, in which case the date of receipt will be the date on which the notice, demand or other communication is actually received by the addressee.

10.3          Either Party may at any time and from time to time notify the other Party in writing of a change of address and the new address to which notice will be given to it thereafter until further change.

PART 11

GENERAL

11.1          This Agreement, including its Schedules, are hereby incorporated by reference, constitutes the entire agreement between the Parties hereto pertaining to the matters herein set forth and supersedes all prior agreements, representations, warranties, statements, promises, information, arrangements and understandings, whether oral or written, express or implied, with respect to the subject matter hereof. None of the Parties hereto shall be bound or charged with any oral or written agreements, representations, warranties, statements, promises, information, arrangements or understandings not specifically set forth in this Agreement. The Parties hereto further acknowledge and agree that, in entering into this Agreement, they have not in any way relied, and will not in any way rely, upon any oral or written agreements, representations, warranties, statements, promises, information, arrangements or understandings, express or implied, not specifically set forth in this Agreement.

11.2          No consent or waiver expressed or implied by either Party in respect of any breach or default by the other in the performance of such other of its obligations hereunder will be deemed or construed to be a consent to or a waiver of any other breach or default.

11.3          The Parties will promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent of this Agreement or to record wherever appropriate the respective interests from time to time of the Parties in the Coal License Tenures.

11.4          This Agreement will enure to the benefit of and be binding upon the Parties and their respective successors and assigns, subject to the conditions hereof.

11.5          This Agreement will be construed in accordance with the laws of British Columbia applicable therein. This Agreement is to be construed as an option only and nothing herein shall obligate the Optionee to do anything or pay any amount except where expressly herein provided.

11.6          All sums of money referred to herein are expressed in Canadian dollars.

11.7          The headings appearing in this Agreement are for general information and reference only and this Agreement will not be construed by reference to such headings.

11.8          In interpreting this Agreement and the Schedules hereto attached, where the context so requires, the singular will include the plural, and the masculine will include the feminine, the neuter, and vice versa.

11.9          Nothing herein will constitute or be taken to constitute the Parties as partners or create any fiduciary relationship between them.

11.10        No modification, alteration or waiver of the terms herein contained will be binding unless the same is in writing, dated subsequently hereto, and fully executed by the Parties.

11.11        This Agreement may be executed in counterpart and by facsimile, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shell be deemed to bear the date as set forth below.

IN WITNESS WHEREOF this Option Agreement has been executed by the Optionor, and on behalf of the Optionee by its duly authorized officer, on the 18th day of May, 2010.

The Optionee

COALHUNTER MINING CORPORATION

Per:	/s/ Michael Hunter
Michael Hunter, President and CEO

The Optionor

ALAN A. JOHNSON

Per:	/s/ Alan Johnson
Alan A. Johnson

SCHEDULE A

LIST OF COAL TENURE APPLICATIONS

The following is a list of the Coal Tenure Applications made by Alan A. Johnson in the Carbon Creek area of British Columbia within a radius of 25 km from the SE corner of the Crown-granted District Lot 328 in the Peace River Land District, which Coal Tenure Applications are attached hereto and form part of this Schedule A:

1)	July 2, 1997
Designated by BCEMPR as “APP 313” and subsequently as: “389506”

2)	September 11, 1997
Designated by BCEMPR as “APP 314” and subsequently as: “389507”

3)	September 20, 2004
Designated by BCEMPR as “Tenure 414152”

4)	September 19, 2006
Four “Applications for Licence” covering exactly the same area as the September 20, 2004 application; the abundance of caution applications”. (Rejected)

5)	January 11, 2007
Designated by BCEMPR as “Tenure 417602”
Four “Applications for Licence” applying for coal licences in areas claimed by P. Burns Resources limited. (All but one unit rejected)